SECUR 06008101 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49481

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IIG HORIZONS SECURITIES, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway, 17th Floor

(No. and Street)

New York, NY 10036

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Thomas LaVecchia (212) 806 5100

(Area Code- Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, New York, NY 10036

(Address) (City) (State) (Zip Code)

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Thomas LaVecchia swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IIG Horizons Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

LIZZETTE BUTKIEWICZ
Notary Public, State of New York
No. 01BU8120936
Qualified in New York County
Certificate Filed in New York County
Commission Expires January 3, 20[illegible]

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

IIG HORIZONS SECURITIES LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member (Parent Company)
IIG Horizons Securities LLC

We have audited the accompanying statement of financial condition of IIG Horizons Securities LLC (a limited liability company) (the "Company") and a wholly owned subsidiary of The International Investment Group, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of IIG Horizons Securities LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

January 24, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

IIG HORIZONS SECURITIES LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash	$ 60,090
Due from Broker	124,352
Total Assets	$184,442
LIABILITIES AND MEMBER'S EQUITY	
Liabilities - accrued expenses and other liabilities	$ 39,600
Member's Equity	144,842
Total Liabilities and Member's Equity	$184,442

See Notes to Statement of Financial Condition

1. ORGANIZATION:

IIG Horizons Securities LLC (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of the International Investment Group, LLC (the "Parent").

The Company is a nonclearing broker-dealer and is exempt from the provisions of rule 15c3-3 as all customers' accounts, as defined, are carried by the clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company records commissions receivable on a trade-date basis.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

3. DUE FROM BROKER:

The clearing and depository operations for the customers' securities transactions are provided by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2005, there were no amounts owed to the clearing broker by these customers in connection with normal cash, margin and delivery against payment transactions.

At December 31, 2005, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

4. RELATED PARTY TRANSACTIONS:

The Company entered into an Expense Sharing Agreement with the Parent Company whereby the Parent allocates a formula based portion of operating expenses to the Company.

As of December 31, 2005, the amount due to the Parent was $21,600 and is included in accrued expenses in the statement of financial condition. Subsequent to December 31, 2005, the Member agreed to forgo collection of this amount and has contributed the amount owing to the Parent as additional capital.

5. INCOME TAXES:

The Company does not record a provision for income taxes because its Member is required to report the Company's income or loss on its income tax return.

6. REGULATORY REQUIREMENTS: Pursuant to the Uniform Net Capital requirements of the SEC under rule 15c3-1, the Company is required to maintain minimum net capital, as defined equal to greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis; however, at December 31, 2005, the Company had net capital, as defined, of $144,794, which exceeded the required amount by $44,794.